EXHIBIT 99.2



Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Telkom SA Limited new management structure

Telkom has made changes to its management structure following the sale by its former strategic equity investor, Thintana Communications LLC ("Thintana") of its remaining shares in Telkom and the cancellation of the strategic services agreement between Telkom and Thintana. The Chief Executive Officer, Sizwe Nxasana, will have a greater operational role and as a result the number of executives reporting directly to him will be reduced from fourteen to ten. Changes to the management reporting structure include:

     o The Chief Marketing and Sales Officer, Nombulelo Moholi, and the Chief Technical Officer, Reuben September, will report directly to the Chief Executive Officer, Sizwe Nxasana. Previously both positions reported to the Chief Operating Officer, Shawn McKenzie (Thintana representative).

     o A new position of Group Executive: Corporate Affairs has been created, which will be filled by Belinda Williams who was previously head of Telkom's investor relations. The Group Executive: Corporate Affairs will be responsible for investor relations, corporate communications, mergers and acquisitions and corporate strategic planning. The strategic planning functions of the Chief Strategic Officer position, previously filled by Chian Khai Tan (Thintana representative) will be transferred to the Group Executive: Corporate Affairs.

The executive committee established by the board in June 2004 will now comprise:

Sizwe Nxasana - Chief Executive Officer

Kaushik Patel - Chief Financial Officer

Nombulelo Moholi - Chief Sales and Marketing Officer

Reuben September - Chief Technical Officer

Oupa Magushula - Group Executive: Human Resources

Mandla Ncgobo - Group Executive: Legal Services

Belinda Williams - Group Executive: Corporate Affairs

All positions previously held by Thintana secondees have been filled in terms of Telkom's ongoing succession plan.

The top management structure comprises 27 positions, of which 80% are black and 28% are female. The new management structure and abridged curriculum vitae are available on the Telkom Investor Relations website on www.telkom.co.za/ir

Johannesburg
09 December 2004